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                  UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                --------------------------------
                   UNITED STATES                        OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION      --------------------------------
              WASHINGTON, D.C. 20549                 OMB Number:  3235-0145
                                                --------------------------------
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                                                 Estimated average burden hours
                                                    per response . . . . . 11
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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 8)

                            Whitehall Jewellers, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                             Robert Goldstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP      I.R.S. ID:  73-1728931
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [x]
                                                               (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            ----------------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       3,228,079 shares (see Item 5)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,228,079 shares (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,228,079 shares (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.26% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Lending LLC               I.R.S. ID:  02-0751960
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                               (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF              -------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                      2,094,346 shares of common stock (see Item 5)
    EACH                 -------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,094,346 shares of common stock (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.49% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PWJ Funding LLC               I.R.S. ID:  61-149-4137
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                               (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            ----------------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       1,133,733 shares (see Item 5)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,133,733 shares (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,133,733 shares (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.76% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                  PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            ----------------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       3,228,079 shares (see Item 5)
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,228,079 shares (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,228,079 shares (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.26% (See item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                  PAGE 6 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WJ Holding Corp.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            ----------------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       0
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO.      965063100                                  PAGE 7 OF 9 PAGES

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WJ Acquisition Corp.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                               (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            ----------------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       0
   EACH               ----------------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "AMENDMENT NO. 8", as previously amended by Amendment No. 1 filed on October 31, 2005, Amendment No. 2 filed on December 12, 2005, Amendment No. 3 filed on December 13, 2005, Amendment No. 4 filed on January 6, 2006, Amendment No. 5 filed on January 17, 2006, Amendment No. 6 filed on January 18, 2006 and Amendment No. 7 filed on January 25, 2006 amends the Schedule 13D filed on October 13, 2005 (File Number 005-46037) ("SCHEDULE 13D")). This Amendment No. 8 is being filed by Prentice Capital Management, LP ("PRENTICE CAPITAL MANAGEMENT"), PWJ Lending LLC ("PWJ LENDING"), PWJ Funding LLC ("PWJ FUNDING"), Michael Zimmerman ("MR. ZIMMERMAN"), WJ Holding Corp. ("WJ HOLDING") and WJ Acquisition Corp. ("WJ ACQUISITION, together with Prentice Capital Management, PWJ Lending, PWJ Funding, Mr. Zimmerman and WJ Holding, the "REPORTING PERSONS") relating to the Common Stock, par value $.001 per share (the "SHARES"), of Whitehall Jewellers, Inc., a Delaware corporation (the "COMPANY").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment No. 8. PWJ Lending and PWJ Funding are entities directly controlled by Prentice Capital Management, its manager. WJ Holding is an entity directly controlled by Prentice Capital Management, its majority stockholder. WJ Acquisition is a wholly-owned subsidiary of WJ Holding. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Amendment No. 8. Each of Mr. Zimmerman and Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 8.

ITEM 2.   IDENTITY AND BACKGROUND

          Item  2  is  hereby   amended  to  add  the   following   supplemental
information:

          WJ Holding, a Delaware corporation, is an entity owned by Prentice Capital Management and Holtzman. WJ Acquisition, a Delaware corporation, is a wholly-owned subsidiary of WJ Holding. The principal business of WJ Holding and WJ Acquisition is serving as acquisition vehicles for the purpose of consummating the tender offer referenced in the Merger Agreement (as defined in Item 4) and the merger contemplated thereby. Mr. Zimmerman is the sole director of both WJ Holding and WJ Acquisition.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby amended and restated as follows:

          As of the date hereof, the following persons may be deemed to own the amount of Shares set forth below:

          PWJ Lending. 2,094,346 Shares, all of which were issued upon exercise of the Warrants. Certain of the Shares held by PWJ Lending are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Lending. For purposes of this Amendment No. 8, references to PWJ Lending shall be deemed to include such investment funds and managed accounts.

          PWJ Funding. An aggregate of 1,133,733 Shares which were acquired in four separate privately negotiated transactions. Certain of the Shares held by PWJ Funding are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management and Mr. Zimmerman, in each case, as nominee for PWJ Funding. For purposes of this Amendment No. 8, references to PWJ Funding shall be deemed to include such investment funds and managed accounts.

          WJ Acquisition.  0 Shares

          WJ Holding.  0 Shares

          Each of PWJ Lending and PWJ Funding purchased the Warrants and the Shares, as applicable, with investment capital.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item  4  is  hereby   amended  to  add  the   following   supplemental
information:

          On January 26, 2006, Newcastle and JWL filed an amended complaint (the "Amended Complaint") in the United States District Court for the Southern District of New York against the Company, Prentice, Holtzman and SAC Capital Advisors, LLC ("SAC") and effectively served on Prentice on January 31, 2006. The Amended Complaint withdraws the Section 14(a) claim against the Company, Prentice and Holtzman. The Amended Complaint asserts, among other things, new claims under Section 13(d) of the Act against SAC, and against Prentice and Holtzman under Section 10(b) of the Act. Newcastle and JWL are seeking injunctive relief with respect to those additional claims.

          On February 1, 2006, (i) the Investors and the Company terminated the Purchase Agreement, (ii) the Company entered into an amended and restated Credit Agreement, dated as of February 1, 2006, with PWJ Lending and Holtzman (the "Amended and Restated Credit Agreement") and (iii) WJ Holding, WJ Acquisition, Prentice Capital Management, Holtzman and the Company entered into an Agreement and Plan of Merger, dated as of February 1, 2006 (the "Merger Agreement" and together with the Amended and Restated Credit Agreement, the "Transaction Documents"). Pursuant to the Merger Agreement, the Investors, WJ Holding and WJ Acquisition agreed, subject to the terms and conditions provided in the Merger Agreement, to commence a tender offer to pay all Company stockholders (other than the Reporting Persons, Holtzman and their respective affiliates) $1.60 for each share of Common Stock duly tendered and not withdrawn to WJ Acquisition and to pay all non-tendering stockholders $1.60 per share following a contemplated merger of WJ Acquisition with and into the Company. Pursuant to the Amended and Restated Credit Agreement, the Investors agreed, subject to the terms and conditions set forth therein, to extend the term of the $30 million bridge loan previously made to the Company on October 3, 2005 pursuant to the Credit Agreement, and provide an additional $20 million term loan which would be used for working capital and general corporate purposes. The foregoing descriptions of the Merger Agreement and the Amended and Restated Credit Agreement are qualified in their entirety by reference to such agreements which are incorporated herein by reference to Exhibits B and C, respectively.


ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          Item 5 is hereby amended and restated as follows:

          (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,763,215 Shares outstanding as of February 1, 2006.

          As described in Item 3, as of the date of this Amendment No. 8, (i) PWJ Lending beneficially owns 2,094,346 Shares, which were issued upon exercise of the Warrants representing approximately 12.49% of the Shares, (ii) PWJ Funding beneficially owns 1,133,733 Shares of which were acquired in four separately privately negotiated transactions, representing approximately 6.76% of the Shares then outstanding, (iii) each of Prentice Capital Management and Mr. Zimmerman may be deemed to beneficially own 3,228,079 Shares, including the 2,094,346 Shares issued upon exercise of the Warrant representing beneficial ownership of approximately 19.26% of the Shares. In addition, as described under
Item 4, Holtzman is deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act. Collectively, the Reporting Persons and Holtzman are deemed to beneficially own approximately 25.55% of the Shares outstanding. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

          (a) The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

          (b) Certain of the Reporting Persons share voting and dispositive powers over the Shares beneficially owned to the extent reported herein.

          (c) On October 3, 2005, in connection with the execution of the Purchase Agreement, the Company (i) issued to PWJ Lending the Warrant to purchase 2,094,346 Shares at an exercise price of $.75 per share and (ii) entered into the Purchase Agreement whereby the Company would issue to PWJ
Funding Notes convertible into 68,020,815 Shares, including the payment of interest shares for the first three years of the term of the Notes, at a conversion price of $.75 per share. The Purchase Agreement was subsequently terminated by the parties on February 1, 2006. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date was the record owner of 2,094,346 Shares that were issued upon exercise of the Warrant. Pursuant to a letter agreement dated January 4, 2006 (the "HARMAN LETTER") between Matthew Harman ("MR. HARMAN") and PWJ Funding, PWJ Funding agreed to purchase 213,333 Shares from Mr. Harman. A copy of the Harman Letter was filed on January 6, 2006 by the Reporting Persons as Exhibit B to Amendment No. 4 and is incorporated herein by reference. Subsequent to the date of the Harman Letter, PWJ Funding and Mr. Harman orally modified the Harman Letter to reflect that PWJ Funding would purchase only 163,433 Shares and on January 5, 2006, PWJ Funding purchased such amount of Shares at a per Share price of $1.20 in cash. As previously described in

Amendment No. 4 of this Schedule 13D, PWJ Funding purchased an additional 612,000 in another privately negotiated transaction at an initial per Share price of $1.20 in cash on January 6, 2006, subject to adjustment, based on the difference between $1.20 per Share and the per Share price paid by Newcastle in its tender offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all. On January 9, 2006, PWJ Funding purchased the 49,900 remaining Shares not previously purchased pursuant to the Harman Letter at a per Share price of $1.20 in cash for a total purchase price of $49,901.20. On January 24, 2006, in a privately negotiated transaction, PWJ Funding purchased 308,400 Shares at a per Share price of $1.50 in cash for a total purchase price of $462,600, pursuant to the Fearon Letter Agreement.

          (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Item 6 is hereby amended to insert the following at the end thereof:

          The Transaction Documents are incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement dated February 3, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B Agreement and Plan of Merger, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., Prentice Capital Management, LP, Holtzman Opportunity Fund, L.P., WJ Holding Corp. and WJ Acquisition Corp.

Exhibit C Amended and Restated Bridge Term Loan Credit Agreement, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., PWJ Lending LLC and Holtzman Opportunity Fund, L.P.

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By:    /s/ Michael Weiss
     -----------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ FUNDING LLC

By: Prentice Capital Management, LP, its Manager


By:    /s/ Michael Weiss
     -----------------------------------------------
     Name: Michael Weiss
     Title: Chief Financial Officer


PWJ LENDING LLC




By:    /s/ Jonathan Duskin
     -----------------------------------------------
     Name:  Jonathan Duskin
     Title: Managing Director



WJ ACQUISITION CORP.

By:    /s/ Michael Weiss
     -----------------------------------------------
     Name: Michael Weiss
     Title: Vice President

WJ HOLDING CORP.

By:    /s/ Michael Weiss
     -----------------------------------------------
     Name: Michael Weiss
     Title: Vice President

MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-----------------------------------------------
Michael Zimmerman

                                  EXHIBIT INDEX

Exhibit A Joint Filing Agreement dated February 3, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B Agreement and Plan of Merger, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., Prentice Capital Management, LP, Holtzman Opportunity Fund, L.P., WJ Holding Corp. and WJ Acquisition Corp.

Exhibit C Amended and Restated Bridge Term Loan Credit Agreement, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., PWJ Lending LLC and Holtzman Opportunity Fund, L.P.